
August 12, 2020

Joseph Moscato
President and Chief Executive Officer
GENEREX BIOTECHNOLOGY CORP
10102 USA Today Way
Miramar, FL 33025

   Re: GENEREX BIOTECHNOLOGY CORP
     Form 10-K for the Fiscal Year Ended July 31, 2019
     Filed November 12, 2019
     File No. 000-25169

Dear Mr. Moscato:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Sincerely,

       Division of Corporation Finance
       Office of Life Sciences